FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, September 4, 2012

FAIRFAX ANNOUNCES QUARTERLY DIVIDEND ON SERIES C, SERIES E, SERIES G, SERIES I AND SERIES K PREFERRED SHARES

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces that it has declared a quarterly dividend of C$0.359375 per share on its Series C Preferred Shares, C$0.296875 per share on its Series E Preferred Shares, C$0.3125 per share on its Series G Preferred Shares, C$0.3125 per share on its Series I Preferred Shares and C$0.3125 per share on its Series K Preferred Shares.  The dividends are payable on September 28, 2012 to shareholders of record on September 14, 2012.  Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:                       David Bonham, Chief Financial Officer, at (416) 367-4941

Media Contact
Paul Rivett, Vice President, at (416) 367-4941

                               FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946